# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Camp4 Therapeutics Corp, CIK 0001736730
CUSIP: 13463J101
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: One Kendall Square,, Building 1400 West, 3rd Floor., Cambridge, Massachusetts (MA), 02139
Date of event which requires filing of this statement: 08/03/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002077247

## Reporting persons
- Trails Edge Capital Partners, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 3,790,636; shared voting power 0; sole dispositive power 3,790,636; shared dispositive power 0; aggregate amount beneficially owned 3,790,636 (6% of the class)
  Comment: See Item 4 for additional information.
- Trails Edge Biotechnology Master Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 3,790,636; shared voting power 0; sole dispositive power 3,790,636; shared dispositive power 0; aggregate amount beneficially owned 3,790,636 (6% of the class)
  Comment: See Item 4 for additional information.
- Ortav Yehudai: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,790,636; shared voting power 0; sole dispositive power 3,790,636; shared dispositive power 0; aggregate amount beneficially owned 3,790,636 (6% of the class)
  Comment: See Item 4 for additional information.

## Item 1. Issuer
Name of issuer: Camp4 Therapeutics Corp
Address of issuer's principal executive offices: One Kendall Square, Building 1400 West, 3rd Floor. Cambridge, MA 02139.

## Item 2. Person Filing
Name of person filing: This report on Schedule 13G is being filed by Trails Edge Capital Partners, LP, a Delaware limited partnership ("Trails Edge Capital"), Trails Edge Biotechnology Master Fund, LP, a Cayman Islands limited partnership ("Trails Edge Biotechnology"), and Ortav Yehudai ("Mr. Yehudai"). Trails Edge Capital is the investment manager to Trails Edge Biotechnology, and Mr. Yehudai is the Chief Investment Officer of Trails Edge Capital. Each of Trails Edge Capital, Trails Edge Biotechnology and Mr. Yehudai are referred to individually as a "Filer" and collectively as the "Filers".
Address of principal business office or, if none, residence: The address for each Filer is 3445 Peachtree Road NE, Suite 900, Atlanta, GA 30326.
Citizenship: See Item 4 of the cover page of each Filer.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of August 3, 2026 (the "Event Date"), each Filer may be deemed to beneficially own an aggregate of 3,790,636 Common Stock, $0.0001 par value per share (the "Shares"), of Camp4 Therapeutics Corporation (the "Issuer"). The 3,790,636 Shares reported as beneficially owned on this Schedule 13G by each Filer consist of 3,790,636 Shares held directly by Trails Edge Biotechnology. As a result, Trails Edge Biotechnology beneficially owns approximately 6% of the outstanding Shares of the Issuer as of the Event Date. Trails Edge Capital, as the investment manager to Trails Edge Biotechnology, may be deemed to beneficially own these securities. Mr. Yehudai, as the Chief Investment Officer of Trails Edge Capital, exercises voting and investment discretion with respect to these securities and as such may be deemed to beneficially own approximately 6% of the outstanding Shares of the Issuer as of the Event Date.

Ownership percentages are based on 62,753,200 Shares issued and outstanding as of August 3, 2026, as reported by the Issuer in its Registration Statement on Form S-3, filed with the Securities and Exchange Commission on August 6, 2026.
Percent of class: 6%
Sole power to vote or to direct the vote: 3,790,636.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,790,636.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1- Joint Filing Agreement

## Signatures
- Trails Edge Capital Partners, LP: /s/ Trails Edge Capital Partners, LLC, GP of Trails Edge Capital Partners, LP /s/ Ortav Yehudai, Ortav Yehudai / Chief Investment Officer of Trails Edge Capital Partners, LLC (08/10/2026)
- Trails Edge Biotechnology Master Fund, LP: /s/ Trails Edge GP, LLC, GP of Trails Edge Biotechnology Fund GP, LP, GP of Trails Edge Biotechnology Master Fund, LP /s/ Ortav Yehudai, Ortav Yehudai / Chief Investment Officer of Trails Edge GP, LLC (08/10/2026)
- Ortav Yehudai: /s/ Ortav Yehudai, Ortav Yehudai / Individual (08/10/2026)